

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

Xiaoming Hu
President and Chief Executive Officer
Kandi Technologies Group, Inc.
Jinhua New Energy Vehicle Town
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

  Re: Kandi Technologies Group, Inc.
    Form 10-K for the Year Ended December 31, 2021
    File No. 001-33997

Dear Mr. Hu:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Elizabeth F. Chen